Exhibit 99.17

LETTER OF CONSENT

Craig Tomlinson P.Eng.
Mine Superintendent
Kemess Mine
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2009 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Kemess South Mine Located in the Province of British Columbia, Canada Technical Report on the December 31, 2007 Reserves" dated May 9, 2008 (amended May 30, 2008), ("the "Technical Report") and the inclusion of the Reserve and Resource Statement (the "Reserve and Resource Statement") prepared as of Dec 31, 2008 in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report and Reserve and Resource Statement in the Annual Information Form of the Corporation, which are included in the Annual Report.

March 30, 2009

By /s/ Craig Tomlinson Craig Tomlinson. P. Eng. Mine Superintendent, Kemess Mine Northgate Minerals Corporation